EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

1.	ImmunoPharmaceutics, Inc.
100% Owned Subsidiary
Incorporated in the State of California

2.	EP-ET, LLP.
100% Owned Subsidiary
A limited partnership formed in the State of Delaware

3.	Revotar Biopharmaceuticals, AG
55.2% Owned Subsidiary
Incorporated in Germany

4.	Encysive, L.P.
100% Owned Subsidiary
A limited partnership formed in the State of Delaware

5.	Encysive (UK) Limited
100% Owned Subsidiary
A private company located in the United Kingdom